                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       WASHINGTON, D.C. 20549

                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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             FORM 4                                                                                           OMB APPROVAL
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[ ] CHECK THIS BOX IF NO LONGER                                                                     OMB Number:            3235-0287
    SUBJECT TO SECTION 16. FORM 4                                                                   Expires:      September 30, 1998
    OR FORM 5 OBLIGATIONS MAY                                                                       Estimated average burden
    CONTINUE. SEE INSTRUCTION 1(B).                                                                 hours per response      .... 0.5
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1. Name and Address of Reporting Person *

Quilvest American Equity Ltd.
   (Last)                   (First)                 (Middle)

Craidmuir Chambers, P.O. Box 71
                            (Street)

Road Town, Tortola          British Virgin Islands
   (City)                   (State)                   (Zip)


2. Issuer Name and Ticker or Trading Symbol

Factory 2-U Stores, Inc. (formerly known as Family Bargain Corporation) (FTUS)

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Statement of Month/Year

November 1998

5. If Amendment, Date or Original (Month/Year)


6. Relationship of Reporting Person to Issuer   (Check all applicable)

              Director                      X   10% Owner
       -----                              -----
              Officer (give title               Other
       -----           below)             ----- (specify
                                                 below)

       ----------------------------------------


7. Individual or Join/Group Filing (Check Applicable Line)

         X     Form filed by One Reporting Person
       -----
               Form filed by More than One Reporting Person
       -----

                          TABLE I-- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED


1. Title of Security           2. Transaction  3. Trans-     4. Securities Acquired (A)  5. Amount of     6. Owner-    7. Nature
   (Instr. 3)                     Date            action        or Disposed of (D)          Securities       ship         of In-
                                                  Code          (Instr. 3, 4 and 5)         Beneficially     Form:        direct
                                  (Month/         (Instr. 8)                                Owned at         Direct       Bene-
                                  Day/         -------------  -------------------------     End of           (D)          ficial
                                  Year)                                   (A)               Month            Indirect     Owner-
                                               Code       V     Amount     or    Price      (Instr. 3        (I)          ship
                                                                          (D)               and 4)           (Instr. 4)   (Instr. 4)
-----------------------------  --------------  -------------  ----------  ---   -------  ----------------- -----------  -----------
Common Stock                      11/02/98      P                 5,900    A    $1.75                           D
Common Stock                      11/12/98      P                 1,000    A    $2.00                           D
Common Stock                      11/20/98      P                 8,500    A    $2.00                           D
Common Stock                      11/23/98     J(1)             352,044    D                    -0-
Common Stock                      11/23/98     J(1)             106,081    A                                    D
Series A 9 1/2% Cumulative,
Convertible Preferred Stock       11/23/98     J(2)             300,900    D                    -0-
Common Stock                      11/23/98     J(2)             300,900    A                                    D
Series B Junior Convertible,
Exchangeable Preferred Stock      11/23/98     J(3)               4,484    D                    -0-
Common Stock                      11/23/98     J(3)             777,211    A                 1,184,192          D
-----------------------------  --------------  -------------  ----------  ---   -------  ----------------- -----------  -----------

FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)


1. Title of Derivative                  2.  Conver-    3. Trans-    4. Transac-    5.  Number of Deriv-       6.  Date Exer-
   Security (Instr. 3)                      sion or       action       tion Code       ative Securities Ac-       cisable and Ex-
                                            Exercise      Date         (Instr. 8)      quired (A) or Dis-         piration Date
                                            Price of                                   posed of (D)
                                            Deriv-        (Month/                      (Instr. 3, 4 and 5)        (Month/Day/
                                            ative         Day/                                                     Year)
                                            Security      Year)     -------------  -------------------------  ----------------------
                                                                                                              Date         Expira-
                                                                    Code       V       (A)           (D)      Exer-        tion
                                                                                                              cisable      Date
--------------------------------------  -------------  -----------  -------------  -----------   -----------  -----------  ---------
Series A 9 1/2% Cumulative,
Convertible Preferred Stock                              11/04/98    P                 2,000                     Immed.
Series A 9 1/2% Cumulative,
convertible Preferred Stock                              11/05/98    P                 1,000                     Immed.
Series A 9 1/2% Cumulative,
Convertible Preferred Stock                              11/09/98    P                17,000                     Immed.
Series A 9 1/2% Cumulative,
Convertible Preferred Stock                              11/10/98    P                10,900                     Immed.
--------------------------------------  -------------  -----------  -------------  -----------   -----------  -----------  ---------

7.   Title and Amount of                8. Price       9. Number      10. Owner-     11. Na-
     Underlying Securities                 Deriv          of Deriv-       ship           ture
                                           ative          ative           Form           of In-
     (Instr. 3 and 4)                      Secur-         Secur-          of De-         direct
                                           ity            ities           rivative       Bene-
                                           (Instr.        Bene            Secu-          ficial
                                           5)             ficially        rity:          Own-
                                                          Owned           Direct         ership
--------------------------------------                    at End          (D) or         (Instr. 4)
                       Amount or                          of              Indi-
       Title           Number of                          Month           rect (I)
                       Shares                             (Instr. 4)     (Instr. 4)
---------------------  ---------------  -------------  -------------  -------------  --------------
Common Stock                5,120           $5.50                           D
Common Stock                2,560           $5.50                           D
Common Stock               43,520           $6.00                           D
Common Stock               27,904           $6.00         -0- (2)           D
---------------------  ---------------  -------------  -------------  -------------  --------------

Explanation of Responses:

1. Pursuant to a reclassification exempt under Rule 16b-7, each share of common stock was converted into .30133 shares of post-recapitalization Common Stock.

2. Pursuant to a reclassification exempt under Rule 16b-7, each share of Series A 9 1/2% Cumulative, Convertible Preferred Stock was converted into one share of post-recapitalization Common Stock.

3. Pursuant to a reclassification exempt under Rule 16b-7, each share of Series B Junior Convertible, Exchangeable Preferred Stock was converted into 173.33 shares of post-recapitalization Common Stock.



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.


Quilvest American Equity Ltd.

By: /s/ J. William Uhrig                                December 10, 1998
-----------------------------------------------       ---------------------
      **Signature of Reporting Person                         Date

Name:  J. William Uhrig
Title: Attorney-In-Fact